FOR IMMEDIATE RELEASE

MDS Pharma Services and FDA Dialogue

(Toronto, Canada. February 7, 2005) - As part of its ongoing dialogue with the U.S. Food and Drug Administration (FDA), MDS Pharma Services met with the Agency on February 2nd, 2005 to present and discuss a plan to review bioequivalence studies conducted at the company's Montreal Bioanalytical facility.

During the meeting, the FDA indicated that they concurred with the overall approach of the review plan, with minor modifications which will be incorporated by MDS Pharma Services.

The review plan presented to the FDA provides a standardized mechanism for conducting a comprehensive review of bioequivalence studies conducted at the Montreal facility between 2000 and 2004. The studies will be reviewed in order of priority based on specific criteria described in the plan, following appropriate review processes and quality assurance checks. The need for detailed subsequent review, analysis and corrective action, if any, will be determined as results of the individual study reviews are obtained.

The company has devoted dedicated resources to this review and will begin the process immediately. The FDA will receive periodic updates on the progress of the review. MDS Inc. is committed to complete cooperation with the FDA in the execution of this plan.

MDS Inc. senior management and Board members have been active in an oversight role in the development of the review plan. In addition, MDS Inc. had retained Lachman Consultant Services Inc., a highly knowledgeable and respected advisor, to provide independent advice to the MDS Inc. Board and to assist in the review plan development. Lachman will also be involved in overseeing the execution of the review plan by MDS Pharma Services.

Due to the comprehensive nature of the review, it is not possible at this time to accurately project when the review will ultimately be completed. However, MDS Pharma Services is confident that its allocation of dedicated resources will enable the diligent and effective execution of the review plan, without impairing its ability to continue to conduct ongoing and future customer studies at the site. MDS Inc. is committed to continuing an open dialogue with customers and other interested stakeholders on the progress of this review.

MDS Pharma Services offers a full spectrum of resources to meet the drug discovery and development needs of the pharmaceutical and biotechnology industries. With 37 facilities in 21 countries, the company applies advanced scientific and technological expertise to each stage of the drug discovery and development process: discovery, preclinical, early clinical research (bioequivalence, phases I-IIa), bioanalysis, global clinical research (phases IIb-IV), and central lab. For more information, visit MDS Pharma Services' Web site at www.mdsps.com.

MDS Pharma Services is an integral part of MDS Inc. (TSX: MDS; NYSE: MDZ).  MDS Inc. has more than 9,000 highly skilled people in 25 countries providing a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global health and life sciences company, recognized for our reliability and collaborative relationships. Please refer to our website at www.mdsintl.com to find out more about how we help create better outcomes in the treatment of disease.

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CONTACTS:

Media Relations
Mike Nethercott, 416-675-6777, ext. 4656
mnethercott@mdsintl.com
or

Investor Relations
Sharon Mathers, 416-675-6777, ext. 2695
smathers@mdsintl.com